PACKERLAND BROKERAGE SERVICES, INC., AND AFFILIATE

CONSOLIDATED FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

PACKERLAND BROKERAGE SERVICES, INC., AND AFFILIATE

TABLE OF CONTENTS

DECEMBER 31, 2023

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Packerland Brokerage Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

432 Security Blvd
(No. and Street)

Green Bay	WI	54302
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Meier	920-662-9500	johnm@pbshq.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum Accountant
(Name – if individual, state last, first, and middle name)

10 Melville Park Rd	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Meier, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Packerland Brokerage Serivices, Inc., as of 3/31, 2 24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AARON A DOELGER NOTARY PUBLIC STATE OF WISCONSIN

Signature:

Title:
Director of Finance and Operations

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ■ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ■ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ■ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ■ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Packerland Brokerage Services, Inc. and Affiliate

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Packerland Brokerage Services, Inc. and Affiliate (the "Company") as of December 31, 2023, the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023**,** and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information presented in Schedules I, II and III (the “supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Company’s financial statements. The supplemental information is the responsibility of the Company’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company’s auditor since 2015.

Marcum LLP

Deerfield, IL
March 28, 2024

PACKERLAND BROKERAGE SERVICES, INC. AND AFFILIATE
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and restricted cash	$	2,820,838
Commissions receivables		3,432,015
Representative receivable		22,433
Prepaid expenses		325,384
Property, plant, and equipment, net of accumulated depreciation of $460,505		887,257
Deferred tax asset		67,000
TOTAL ASSETS	**$**	**7,554,927**

LIABILITIES AND EQUITY

LIABILITIES		
Commissions payable	$	3,063,154
Accounts payable		57,396
Advanced representative collections		565,075
Accrued wages and payroll taxes		634,074
Notes payable		788,208
TOTAL LIABILITIES		5,107,907
EQUITY		
Common stock, no par value, 720,000 authorized:		
679,760 shares issued and 182,808 shares outstanding		165,590
Additional paid-in-capital		576,594
Treasury stock at cost, 496,952 shares		(1,904,156)
Retained earnings		3,310,409
Non-controlling interest in equity		298,583
TOTAL EQUITY		2,447,020
TOTAL LIABILITIES AND EQUITY	**$**	**7,554,927**

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC. AND AFFILIATE
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES	
Commission income and trails	$ 17,070,743
Mutual fund commission and 12b-1 fees	9,787,298
Investment advisory fees	10,146,936
Other	496,511
TOTAL REVENUES	37,501,488
EXPENSES	
Commissions expense	33,202,121
Payroll and payroll related expense	2,856,454
Other	1,005,048
TOTAL EXPENSES	37,063,623
NET INCOME BEFORE INCOME TAXES	437,865
PROVISION FOR INCOME TAXES	81,673
NET INCOME	356,192
LESS NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	88,872
NET INCOME ATTRIBUTABLE TO PACKERLAND BROKERAGE SERVICES, INC	**$ 267,320**

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC. AND AFFILIATE
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock	Additional Paid-in-Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity	Non-controlling Interest in Equity	Total Equity
Balance, January 1, 2023	$ 165,590	$ 576,594	$ (1,582,020)	$ 3,043,089	$ 2,203,253	$ 209,711	$ 2,412,964
Net income	-	-	-	267,320	267,320	88,872	356,192
Purchase of 34,864 treasury shares	-	-	(322,136)	-	(322,136)	-	(322,136)
Balance, December 31, 2023	**$ 165,590**	**$ 576,594**	**$ (1,904,156)**	**$ 3,310,409**	**$ 2,148,437**	**$ 298,583**	**$ 2,447,020**

The accompanying notes are an integral part of these statements.

PACKERLAND BROKERAGE SERVICES, INC. AND AFFILIATE
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	356,192
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		38,311
Provision for deferred taxes		(14,000)
Changes in operating assets and liabilities		
(Increase) decrease in assets		
Commissions receivable		(993,547)
Representative receivable		16,551
Prepaid expenses		78,755
Increase (decrease) in liabilities		
Commissions payable		904,918
Accounts payable		(118,671)
Advanced representative collections		53,832
Accrued wages and payroll taxes		67,996
NET CASH PROVIDED BY OPERATING ACTIVITIES		390,337
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on notes payable		(158,178)
Purchase of treasury stock		(76,246)
NET CASH USED IN FINANCING ACTIVITIES		(234,424)
NET INCREASE IN CASH AND RESTRICTED CASH		155,913
CASH AND RESTRICTED CASH AT BEGINNING OF YEAR		2,664,925
CASH AND RESTRICTED CASH AT END OF YEAR	**$**	**2,820,838**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for interest	$	39,327
Cash paid during the year for taxes	$	-

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES

Issuance of note payable for treasury stock purchase	$	245,890

The accompanying notes are an integral part of these statements.

NOTE 1 - Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of Packerland Brokerage Services, Inc. (a Wisconsin corporation hereafter referred to as “PBS”) and its affiliate, Packerland Commercial Properties, LLC (a Wisconsin limited liability company with common ownership hereafter referred to as “PCP”). PCP is a variable interest entity and PBS has determined that it is the primary beneficiary. Collectively, these entities are referred to as the “Company” when referenced in the consolidated financial statements. All material intercompany balances and transactions have been eliminated.

Nature of Operations - PBS was formed on July 11, 1994, for the purpose of conducting business as a registered broker-dealer in securities and as a registered investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). PBS has an office in Green Bay, Wisconsin, and serves primarily individual customers in the Midwest. PCP was formed on September 16, 2021, for the purpose of purchasing the building that PBS leases.

Revenue Recognition - The Company utilizes a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. See Note 2 for more detail.

Restricted Cash - In accordance with an agreement with its clearing broker, Hilltop Securities, Inc. (Hilltop), PBS is required to maintain a minimum cash deposit with Hilltop in the amount of $35,000. PBS has $66,944 on deposit with Hilltop as of December 31, 2023.

Commissions receivable - PBS's receivables on December 31, 2023 consist of commissions due from various insurance and mutual fund companies. On December 31, 2023, approximately 88% of these commissions are payable to the PBS's sales representatives and are paid upon collection. Provision for credit losses is determined not to be necessary.

Credit Losses on Financial Instruments – The Company follows the Financial Accounting Standard Board’s Accounting Standard Update 2016-13, Financial Instruments – Credit Losses on Financial Instruments. This guidance requires entities to use a current expected loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company’s expectation of collectability in determining the allowance for credit losses.

Property, Plant, and Equipment – Property, plant, and equipment that is capitalized is stated at cost. Depreciation is computed on the straight-line method based on the following estimated useful lives:

Asset	Life
Equipment, furniture, and fixtures	3 - 8 years
Building	39 years

NOTE 1 - Significant Accounting Policies, continued

Deferred Income Taxes - Deferred income taxes are provided for with respect to timing differences in reporting income for financial statement and tax purposes that arise from differences in methods of accounting for depreciation expense, advance representative collections, and prepaid expenses. For tax purposes, depreciation expense is reported using accelerated methods.

Income Taxes - U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the consolidated financial statements. The Company is subject to routine examinations by taxing jurisdictions; however, there are currently no examinations for any tax periods in process. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several non-cancellable operating leases for office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.

The Company has elected for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost associated with short-term leases are recognized on a straight-line basis over the lease term.

The Company accounts for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component by class of underlying asset.

Use of Estimates - Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

NOTE 2 - Revenue from Contracts with Customers

Significant Judgments - Revenue from contracts with customers includes commission income from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions - PBS buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, PBS charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the PBS fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). PBS believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Variable Annuity Trail and 12b-1 Fee Income - PBS earns commission trails and 12b-1 fees in accordance with selling agreements. Fees are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Advisory - PBS provides investment advisory services daily. PBS believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by PBS. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Disaggregation of Revenue - The following table presents disaggregated revenue by major source:

Commission Income:	
Variable annuities	$ 6,433,451
Hybrid annuities	2,194,934
Equities	889,478
REIT	23,511
Fixed Income	7,455,046
Insurance	74,323
	$ 17,070,743
Mutual Funds Concessions and 12b-1 Fee Income:	
Mutual Fund Concessions	$ 2,698,234
Mutual Fund 12b-1	7,089,064
	$ 9,787,298
Advisory	$ 10,146,936

NOTE 3 - Net Capital Requirements

PBS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio exceeds 15 to 1. Rule 15c3-1 also requires that minimum net capital, as defined, be equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness. On December 31, 2023, PBS had net capital of $1,303,730 and required net capital of $304,111. On December 31, 2023, the ratio of aggregate indebtedness to net capital was 3.5 to 1.

NOTE 4 - Provision for Income Taxes

The components of the income tax provision are as follows for the year ended December 31, 2023:

Current expense	$	95,673
Deferred expense		(14,000)
Provision for income tax	**$**	**81,673**

The Company's effective tax rate differs from the Federal rate of 21% due to state income taxes.

The net deferred tax assets and liabilities included in the consolidated financial statements include the following amounts on December 31, 2023:

Deferred tax asset (liability) related to:		
Advance representative renewals and E&O collections	$	158,000
Depreciation of property, plant, and equipment		(16,000)
Prepaid expenses related to advance collections		(71,000)
Other		(4,000)
Net deferred tax asset	**$**	**67,000**

NOTE 5 - Line of Credit

PBS has a line of credit available through October 16, 2024, secured by a business security agreement which allows management to borrow up to $250,000. The line is subject to a variable interest rate equal to the prime rate plus 1.0 percentage points. As of December 31, 2023, the interest rate was 9.5%. Interest on the note is payable monthly. As of December 31, 2023, the outstanding balance was $0.

NOTE 6 – Property, Plant and Equipment, Net

The components of the property, plant, and equipment are as follows for the year ended December 31, 2023:

Land	$	119,000
Building		736,613
Equipment		492,149
Total		1,347,762
Less: accumulated depreciation		(460,505)
Property, plant, and equipment, net	**$**	**887,257**

NOTE 7 - Long-Term Debt

On December 31, 2023, the Company's notes payable includes the following.

Note payable to a former shareholder with monthly installments of $2,823 at an interest rate of 4.35%, due May 2024.	$	13,962
Note payable to a former shareholder for the purchase of common stock shares payable in monthly installments of $4,728.64 at an interest rate of 5.78% beginning July 2023. Final payment is due in July of 2028.		227,997
Note payable to a financial institution, with interest rate of 5.25%, monthly payments of $4,105 beginning October 2022. The note is due September 2029 and is secured by a mortgage and assignment of rents on the real estate. In addition, the members of PCP personally guarantee the note.		546,249
	$	**788,208**

Aggregate maturities of long-term debt for the five years and thereafter following December 31, 2023, are as follows:

2024	$	79,308
2025		69,209
2026		73,212
2027		77,447
2028 and thereafter		489,032
TOTAL	**$**	**788,208**

NOTE 8 - Related Party Transactions

Leases - PBS leases office space from PCP as of October 1, 2022. PBS is the sole lessee of PCP, which is commonly owned by three of PBS's stockholders. The lease has a term of 5 years, expiring on September 30, 2027. PBS's office space lease requires it to make variable payments for the building's property taxes, insurance, utilities, and maintenance. These variable payments are expensed when incurred.

NOTE 9 - Off-Balance-Sheet Risk and Concentration of Risk

Customer transactions are introduced to and cleared through PBS's clearing broker, on a fully disclosed basis. Under the terms of its clearing agreement, PBS is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose PBS to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, PBS may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. A portion of PBS's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and PBS. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed PBS for a very short period of time. In conjunction with the clearing broker, PBS seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

PBS does not anticipate nonperformance by customers or its clearing broker. In addition, PBS has a policy of reviewing the clearing broker, as considered necessary.

The Company maintains cash balances at financial institutions which are insured by the Federal Deposit Insurance Corporation (FDIC). The Company's deposits may exceed the $250,000 insurance limit at any point during the year. The Company's management monitors the risk of these balances throughout the year. On December 31, 2023, there were uninsured balances of approximately $2,450,000. The Company does not require collateral or other security to support deposits subject to this credit risk.

NOTE 10 - Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown.

The Company evaluates contingencies on an ongoing basis and has established loss provisions for matters in which losses are probable and the amount of the loss can be reasonably estimated. The Company believes that their insurance coverage will be sufficient to pay potential liabilities.

NOTE 11 - Regulatory Exams

From time to time, PBS receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the PBS's business activities and practices. In certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on PBS. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals. As of December 31, 2023, the Company has made no accruals relating to potential negative or adverse regulatory action.

SUPPLEMENTARY INFORMATION

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE I: COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2023

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Total equity	$ 2,447,020
Less: Non-controlling interest	(298,583)
Equity qualified for net capital	2,148,437
Deductions:	
Commissions receivable	(373,850)
Representative Receivable	(22,433)
Prepaid expenses	(325,384)
Property, plant, and equipment, net	(56,040)
Deferred tax asset	(67,000)
Total deductions	(844,707)
Net Capital	1,303,730
Minimum required net capital (Greater of $50,000 or 6 2/3% of Aggregate Indebtedness)	304,111
Capital in excess of minimum requirement	**$ 999,619**
Ratio of aggregate indebtedness to net capital	**3.50**
AGGREGATE INDEBTEDNESS	
Commissions payable	$ 3,063,154
Accounts payable	57,396
Advanced representative collections	565,075
Accrued wages and payroll taxes	634,074
Notes payable	788,208
Less: Note payable to extent of building net book value	(546,249)
TOTAL AGGREGATE INDEBTEDNESS	**$ 4,561,658**

There are no material differences between the preceding computation and the Company’s corresponding unaudited Part II of Form X-17A-5 as of December 31, 2023.

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2023

Packerland Brokerage Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii) and those contemplated by Footnote 74 of the SEC Release No. 34-70043 adopting amendments to 17 C.F.R. §240.17a-5.

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE III: INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2023

Packerland Brokerage Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii) and those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of
Packerland Brokerage Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of the Packerland Brokerage Services, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Deerfield, IL
March 28, 2024

PACKERLAND
BROKERAGE SERVICES

PROMOTING INDEPENDENCE. EMPOWERING INDEPENDENTS.

Packerland Brokerage Services, Inc.'s Exemption Report

Packerland Brokerage Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)3: (k) (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) investment advisory services; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Packerland Brokerage Services, Inc.

I, John Meier, or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Title: Director of Finance and Operations
3/15/2024